SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31140; 812-14327]

BNP Paribas S.A., et al.; Notice of Application and Temporary Order

June 30, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to guilty pleas entered on June 30, 2014 or shortly thereafter, by BNP Paribas S.A. ("BNPP") in the U.S. District Court for the Southern District of New York ("District Court") in connection with a plea agreement between BNPP and the U.S. Department of Justice and the Office of the U.S. Attorney for the Southern District of New York (together with the Department of Justice, the "DOJ"), and in the Supreme Court of the State of New York, County of New York ("NY Supreme Court"), in connection with a plea agreement between BNPP and the New York County District Attorney's Office ("DANY"), until the Commission takes final action on an application for a permanent order. Applicants have also applied for a permanent order.

Applicants: Fischer Francis Trees & Watts, Inc. ("FFTW"), Bishop Street Capital Management Corp. ("BSCM"), Impax Asset Management Ltd. ("IAM"), and BNPP (each an "Applicant" and collectively, the "Applicants").[1]

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[1]   Applicants request that any relief granted pursuant to the application also apply to any existing or future company of which BNPP is or may become an affiliated person within the meaning of section 2(a)(3) of the Act

Filing Date: The application was filed on June 30, 2014. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 25, 2014, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Betty Whelchel, BNP Paribas S.A., 787 Seventh Avenue, New York, NY 10019, with a copy to Donald R. Crawshaw and Wendy M. Goldberg, Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

For Further Information Contact: Kieran G. Brown, Senior Counsel, at (202) 551-6773 or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

(together with the Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of the Act.

<u>Applicants' Representations</u>:

1.   BNPP is organized under the laws of France as a credit institution and is a major global bank active in seventy-five countries with key positions in its three main areas of activity: retail banking, investment solutions and corporate and investment banking. FFTW and BSCM are each indirect wholly-owned subsidiaries of BNPP. IAM is a subsidiary of a company listed on the Alternative Investment Market of the London Stock Exchange and BNPP indirectly owns 25.22% of such company's shares. FFTW, a corporation formed under the laws of New York, BSCM, a corporation formed under the laws of Hawaii, and IAM, a limited liability company formed under the laws of the United Kingdom, are each registered as an investment adviser under the Investment Advisers Act of 1940. FFTW, BSCM and IAM serve as investment adviser (as defined in section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies ("Funds") (such activities, "Fund Service Activities").

2.   On June 30, 2014, the DOJ filed a notice of intent to file a one-count criminal information in the District Court and the DANY filed a two-count criminal information in the NY Supreme Court, respectively against BNPP. The DOJ's information, which was filed on July 1, 2014, charged BNPP with conspiracy to commit an offense against the United States in violation of Title 18, United States Code, Section 371, by conspiring to violate the International Emergency Economic Powers Act ("IEEPA"), codified at Title 50, United States Code, Section 1701 et seq., and regulations issued thereunder, and the Trading with the Enemy Act ("TWEA"), codified at Title 50, United States Code Appendix, Section 1 et seq., and regulations issued thereunder. DANY's information charged BNPP with the crime of falsifying business records in the first degree, in violation of Penal Law §175.10, and conspiracy in the fifth degree, in violation of Penal Law §105.05(1). BNPP has agreed to resolve the action brought by DANY

through a plea agreement dated June 30, 2014, and the action brought by the DOJ through a plea agreement to be entered in July 2014 (collectively, the "Plea Agreements"). Under the Plea Agreements, BNPP will plead guilty to the charges set out in the respective informations. Applicants expect that the District Court and the NY Supreme Court will enter judgments against BNPP that will require remedies that are materially the same as set forth in the Plea Agreements. Pursuant to the Plea Agreements, BNPP agreed to comply with the undertakings described in the application and to pay substantial criminal penalties and restitution.

3.   BNPP will enter into a Cease and Desist Order Issued Upon Consent with the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the French Authorité de Contrôle Prudentiel et de Résolution (the "ACPR") to resolve certain findings in connection with the conduct underlying the Plea Agreements (including the conduct described in any of the exhibits to the Plea Agreements) (the "Conduct") by the Federal Reserve and the ACPR (the "Federal Reserve/ACPR Order").

4.   BNPP will enter into an Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent with the Federal Reserve to resolve certain findings related to the Conduct by the Federal Reserve (the "Federal Reserve CMP Order").

5.   BNPP will enter into a Consent Order related to the Conduct with the New York State Department of Financial Services ("DFS") with respect to falsifying business records and certain clearing activities (the "DFS Order").

6.   BNPP also will enter into a Consent Order related to the Conduct with the United States Department of the Treasury's Office of Foreign Asset Control (the "OFAC Order").

7.   Nine individuals who have been identified as having been responsible for the Conduct are current employees of BNPP or a Covered Person due to certain legal requirements

imposed by Swiss or French law, as applicable. These individuals are not and will not be active

and will not be involved in the operations of any Applicant or Covered Person. All but two of

the individuals identified as having been responsible for the Conduct that remain employees of

BNPP or a Covered Person will have either resigned, retired, or been terminated no later than

December 31, 2014. The remaining two employees are inactive and will be terminated when

Swiss law permits. All other employees of BNPP and any Covered Person who were identified

as having been responsible for the Conduct have either resigned or been terminated.

8.   BNPP has agreed to lawfully undertake the following pursuant to the Plea

Agreements: (1) BNPP has agreed to pay a monetary penalty in the amount of $8.8336 billion;

(2) BNPP has agreed that any compliance consultant or monitor imposed by the Federal Reserve

or DFS will submit every report it produces to each of the Federal Reserve, the DFS, and

DANY; (3) BNPP has agreed to enhance its compliance policies and procedures with regard to

U.S. sanctions laws and regulations; (4) BNPP has agreed to abide by the Federal Reserve/ACPR

Order, the Federal Reserve CMP Order, and the DFS Order; and (5) BNPP has agreed to

truthfully and completely disclose any information requested and completely and fully cooperate

with DANY, the Federal Bureau of Investigation, the Internal Revenue Service Criminal

Investigation and any other governmental agency designated by the DOJ or DANY.

Additionally, BNPP is undertaking ongoing remediation efforts to strengthen its internal

controls, making structural changes to its Compliance and Group Financial Security ("GFS")

department and reviewing its business to ensure best practices with respect to U.S. dollar

clearing and payment flows. These steps include upgrading their transaction filtering tools and

streamlining alert management procedures. In addition, BNPP will physically transfer part of its

GFS function from Paris to New York, and will operate the U.S. compliance function as a U.S.

person. All BNPP majority-owned subsidiaries and branches have been instructed to implement a process for the direction of all U.S. dollar clearing transactions through BNPP's New York branch.

Applicants' Legal Analysis:

1.   Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company or registered unit investment trust, if such person within ten years has been convicted of any felony or misdemeanor arising out of such person's conduct, as, among other things, an investment adviser, a broker or dealer, or a bank. Section 2(a)(10) of the Act defines the term "convicted" to include a plea of guilty. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(1) to a company any affiliated person of which has been disqualified under the provisions of section 9(a)(1). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that BNPP is an affiliated person of each of the other Applicants within the meaning of section 2(a)(3). Applicants state that the Plea Agreements would result in a disqualification of each Applicant for ten years under section 9(a) of the Act because BNPP would become the subject of a conviction described in 9(a)(1).

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c)

seeking temporary and permanent orders exempting the Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act.

3.   Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants assert that the Conduct did not involve any of Applicants acting as an investment adviser or depositor of any Fund, employees' securities company, or business development company or as principal underwriter for any open-end management investment company, unit investment trust, or face amount certificate company registered under the Act. The Conduct similarly did not involve any Fund with respect to which Applicants engaged in Fund Service Activities.[2] Applicants further assert that (i) none of the current or former directors, officers or employees of the Applicants (other than certain personnel of BNPP who were not involved in any of the Applicants' Fund Service Activities) had involvement in the Conduct; (ii) except as noted above, no current or former employee of BNPP or any Covered Person who previously has been or who subsequently may be identified by BNPP or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of FFTW, BSCM, or IAM, or of any other Covered Person; (iii) those identified employees have had no, and will not have any future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Applicants (other than certain personnel of BNPP who were not involved in any of the Applicants' Fund Service Activities) did not have any involvement in the Conduct,

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[2]   BNPP does not engage, has not engaged, and will not engage in Fund Service Activities.

shareholders of the Funds were not affected any differently than if those Funds had received

services from any other non-affiliated investment adviser.

5.   Except as discussed above, Applicants have agreed that neither they nor any of

the other Covered Persons will employ any of the current or former employees of BNPP or any

Covered Person who previously have been or who subsequently may be identified by BNPP or

any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the

Conduct in any capacity without first making a further application to the Commission pursuant to

section 9(c). Applicants also have agreed that each Applicant (and any Covered Person that acts

in any capacity described in section 9(a) of the Act) will adopt and implement policies and

procedures reasonably designed to ensure compliance with the terms and conditions of the order

granted under section 9(c). In addition, BNPP has agreed to comply in all material respects with

the material terms and conditions of the Plea Agreements and the material terms of the Federal

Reserve/ACPR Order, the Federal Reserve CMP Order, the DFS Order and the OFAC Order, all

of which are described more fully in the application.

6.   Applicants further represent that the inability of FFTW, BSCM, and IAM to

continue providing Fund Service Activities would result in potential hardships for both the Funds

and their shareholders. Applicants state that they will distribute written materials, including an

offer to meet in person to discuss the materials, to the board of trustees/directors of the Funds,

including the directors who are not "interested persons," as defined in section 2(a)(19) of the

Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6) under the

Act, if any, regarding the Plea Agreements, any impact on the Funds, and the application. The

Applicants will provide the Funds with all information concerning the Plea Agreements and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

7. Applicants also state that, if FFTW, BSCM, and IAM were barred from providing Fund Service Activities to the Funds, the effect on their business and employees would be severe.

8. Applicants state that none of the Applicants and none of their affiliates previously have received orders under section 9(c).

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1. Any temporary exemption granted pursuant to the application will be without prejudice to, and will not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2. Except as set out in the second paragraph on Section IV.E. of the application, neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of BNPP or any Covered Person who previously have been or who subsequently may be identified by BNPP or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to section 9(c).

3.   Each Applicant and Covered Person will adopt and implement policies and

procedures reasonably designed to ensure that it will comply with the terms and conditions of the

requested orders within 60 days of the date on which any permanent order is granted or, with

respect to condition four, such later date as may be contemplated by the Federal Reserve/ACPR

Order, the Federal Reserve CMP Order, the DFS Order or the OFAC Order.

4.   BNPP will comply in all material respects with the material terms and conditions

of the Plea Agreements and with the material terms of the Federal Reserve/ACPR Order, the

Federal Reserve CMP Order, the DFS Order and the OFAC Order.

5. Applicants will provide written notification to the Chief Counsel of the Commission's

Division of Investment Management, with a copy to the Chief Counsel of the Commission's

Division of Enforcement, of a material violation of the terms and conditions of the requested

orders within 30 days of discovery of the material violation.

Temporary Order:

The Commission has considered the matter and finds that the Applicants have made the

necessary showing to justify granting a temporary exemption.

Accordingly

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and the other Covered Persons are granted a temporary exemption from the provisions of section 9(a), effective forthwith, solely with respect to guilty pleas entered into pursuant to the Plea Agreements, subject to the representations and conditions in the application, until the date the Commission takes final action on their application for a permanent order.

By the Commission.

Jill M. Peterson
Assistant Secretary